This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about May 26, 2005

Item 3.	News Release

May 26, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Expands its Canterbury Holdings TAG Oil Ltd., announced today the signing of a Letter of Agreement with New Zealand-based Green Gate Limited, under which TAG can earn up to a 70% Working Interest in the 600,000-acre onshore portion of Petroleum Exploration Permit 38260, located in the Canterbury Basin, New Zealand.

Item 5. Full Description of Material Change

Calgary, Alberta – May 26, 2005 --/PRNewswire/-- TAG Oil Ltd., (TAGOF: OTCBB) announced today the signing of a Letter of Agreement with New Zealand-based Green Gate Limited, under which TAG can earn up to a 70% Working Interest in the 600,000-acre onshore portion of Petroleum Exploration Permit 38260, located in the Canterbury Basin, New Zealand.

Under the terms of the agreement TAG will earn a 30% Working Interest and assume operatorship onshore in PEP 38260 by acquiring a 2-D seismic program at a cost of US$400,000 over the Kate Anticline Prospect identified within the Permit. TAG has the option to earn an additional 40% (total 70%) Working Interest by drilling one exploration well based on the seismic data acquired over the 15 sq. km Kate Anticline.

To view a photograph of the Kate Anticline, follow the link:
www.tagoil.com/operations/Canterbury_kateanticline.asp

After earning onshore, TAG also retains an option to pay back costs to Green Gate and acquire a 15% Working Interest in the adjacent 680,000-acre offshore portion of the same Permit. Green Gate Limited will be acquiring a minimum of 200 km of offshore 2-D seismic in this portion of the Permit to follow up on previously identified promising offshore structures. The Agreement is subject to NZ Ministry of Economic Development approval.

TAG Oil President Drew Cadenhead commented, “We are very pleased to enter into this Agreement with Green Gate. These lands directly offset our PEP 38256 acreage (TAG Oil 53.84%) and, together with our Salmon, Chertsey and offshore Corvette prospects in Canterbury, create a second TAG-operated exploration focus area to compliment our exciting Taranaki holdings. TAG looks forward to working closely with Green Gate and exploring the significant hydrocarbon potential of Canterbury.”

TAG Oil Ltd. is a Canadian based oil and gas exploration company that is exploring for oil and natural gas in New Zealand. As at May 26, 2005 the Company had 26,026,081 shares outstanding (36,410,076 fully diluted). For additional information please visit our website at www.tagoil.com

Forward looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG that actual results realized in the future will be the same in whole or in part as those presented herein.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

May 26, 2005

"Garth Johnson"
______________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia